

April 19, 2012

<u>Via Email</u>
H.S. Sangra, Esq.
Sangra Moller LLP
1000 Cathedral Place
925 West Georgia Street
Vancouver, B.C.
Canada V6C 3L2

> **Re:** **Mercer International, Inc.**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 12, 2012**
> **File No. 0-51826**

Dear Mr. Sangra:

We have reviewed your supplemental response dated April 13, 2012 and have the following comments.

<u>General</u>

1. We note your response to our oral comment requesting an analysis of whether the increased cash component of the consideration announced on April 11, 2012 required a re-solicitation of Mercer shareholders. Please supplementally advise us of when you began discussions regarding the potential increase in offer consideration, inclusive of when discussions commenced regarding a possible increase in the cash component of the consideration. Given that the possibility of an increase in cash consideration was not part of the disclosure included in the proxy statement, provide us with your analysis of why disclosure of any such discussions regarding the potential for an increase in consideration in the form of cash (versus stock) was omitted from soliciting materials made available to shareholders in advance of the April 10, 2012 meeting.

2. Please supplementally advise us of whether the decision to increase the offer consideration occurred before or after the shareholder meeting.

<u>Closing Comments</u>

Please electronically submit a cover letter that keys your responses to our comments. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company and its management are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions to me at (202) 551-3757. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,
/s/ Mellissa Campbell Duru
Mellissa Campbell Duru
Special Counsel
Office of Mergers & Acquisitions

cc:     Rod Talaifar, Esq.
        Sangra Moller LLP